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                                                                       EXHIBIT 2
                              THE EXCHANGE OFFER

General

   We are offering to exchange one share of our common stock for each share of CEC common stock. If all CEC shareholders accept our offer, in the aggregate we will issue approximately 1,521,400 shares of our common stock. Our common stock has been approved for listing on the AMEX, upon issuance of the shares
after the exchange offer, under the symbol "      ." CEC's Board of Directors
has approved this exchange offer.

   The exchange offer is open to all holders of CEC common stock. We are sending this prospectus and related exchange offer documents to persons who
held CEC common stock at the close of business on                , 2000. On
that date, there were            shares of CEC common stock outstanding, which
were held of record by approximately          shareholders. We will also
furnish this prospectus and related exchange offer documents to brokers, banks and similar persons whose names or the names of whose nominees appear on CEC's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of CEC common stock.

Background Of The Exchange Offer/Exchange Agreement

   CEC furnished the information in this section regarding the deliberations of CEC's Board of Directors and the actions of CEC's management and legal and financial advisors.

   This exchange offer results from an acquisition of Bonneville Fuels Corporation, originally proposed by CEC and completed by Carbon. In order to combine with BFC, obtain financing for the acquisition of BFC and avoid adverse income tax consequences to CEC and its shareholders, the following actions were taken:

  .  CEC entered into an agreement to purchase the shares of BFC from BPC;

  . CEC assigned the agreement to Carbon in return for Carbon's agreement to make this exchange offer and comply with other terms of an exchange and financing agreement;

  . Carbon closed an equity financing of $24,750,000 from Yorktown for the purpose of Carbon's purchase of all BFC shares;

  .  Carbon completed the purchase of the BFC shares; and

  .  Carbon has made this exchange offer.

   The overall goal of CEC and Carbon is to provide each CEC shareholder with the opportunity to own shares in a company that consists of both BFC and CEC.

   The background information stated below explains the long-standing desire of CEC to increase its size through a business combination. It also describes negotiations for the acquisition of BFC from BPC and the separate, although concurrent, discussions by CEC's President with Yorktown Partners for a financing of the purchase of the BFC shares. Prior to the purchase of the BFC shares and this exchange offer, CEC, BPC and Yorktown (including its manager, Yorktown Partners) did not have any affiliations or relationships.

 CEC's Prior Efforts for a Business Combination

   CEC was acquired by the former parent of Columbus Energy Corp. ("Columbus") in 1969 and was acquired by Columbus on July 31, 1984. In February, 1995, Columbus spun off CEC by means of a rights offering. As stated in public reports, since becoming a public company by this spin-off, CEC has pursued a potential business combination. CEC publicly stated that it preferred a company directed by Canadian-based enterpreneurial management who would manage the surviving entity. CEC's management believed that it may be desirable for the surviving entity, if there was sufficient Canadian ownership, to have a dual listing by continuing a listing of common stock on the American Stock Exchange and adding a listing on the Toronto Stock

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Exchange. In the spring and fall of 1996, CEC assembled information about
CEC's business and properties and spoke with five Canadian oil and gas companies selected by CEC's management about a possible combination. None of these contacts went beyond preliminary discussions for several reasons, including lack of interest on the part of two companies and in one case a differing view of valuations. CEC then put on hold further efforts for a combination until CEC could assign a reasonable asset value to an oil discovery in Canada involving at least several oil-bearing sand formations. In the spring of 1997, CEC restarted its efforts. CEC discussed for approximately four months in 1997 a potential business combination with a Canadian private company whose size was approximately five times that of CEC. The management of CEC deferred discussions with other prospective companies because of the likelihood of reaching a possible transaction with that party. The private company made continuous sales of shares in private placements for the acquistions of properties; and these activities would have made difficult the preparation of necessary filings with the Province of Alberta and the United States Securities and Exchange Commission relating to a combination with CEC. In the view of CEC's management, the focus of the private company on such other acquistions, together with their effects on any necessary filings, prevented the parties from reaching a final agreement.

   In February, 1998, CEC resumed its search for a business combination and also expanded the search to include a sale of a substantial equity interest to one or more potential investors. In the spring of 1998, McDonald Energy, LLC ("McDonald Energy"), a limited liability company owned solely by Patrick R. McDonald, contacted CEC about a potential investment. After negotiations, CEC entered into a stock purchase agreement with McDonald Energy. Under this agreement, McDonald Energy purchased from CEC 70,000 shares of newly issued CEC common stock, representing approximately 4.5% of the outstanding common stock of CEC, for US$5.50 per share.

   In connection with the stock purchase agreement, McDonald Energy was granted a one year option to purchase 250,000 shares of CEC common stock at US$6.00 per share, which was not exercised by McDonald Energy. In accordance with other provisions of the stock purchase agreement, McDonald Energy, through a related entity called CEC Resources Holdings, Inc., acquired 73,800 shares on the open market. Mr. McDonald also entered into an employment agreement with CEC. As required by the employment agreement, Mr. McDonald was granted an option to purchase 78,000 shares of CEC common stock at an exercise price of $5.50 per share.

   In July, 1998, after acquiring CEC shares, Mr. McDonald became President, Chief Executive Officer and a member of the Board of Directors of CEC. Under the stock purchase agreement, he was granted the right to nominate a Canadian resident as a director to stand for election at the 1998 annual shareholders meeting. Loyola Keough was that nominee and was elected as a director at the 1998 annual meeting of CEC. Pursuant to the stock purchase agreement, Harry A. Trueblood, Jr. resigned as President and Chief Executive Officer of CEC in July 1998. Mr. Trueblood continued to serve as Chairman of CEC until the 1998 annual meeting, at which time Mr. Trueblood stood for a re-election as a director, but not as Chairman.

   Mr. McDonald was previously Chairman, President, founder and a substantial shareholder of Interenergy Corporation, which had operated profitably for ten years and was sold in 1997. One of the significant investors in Interenergy Corporation was a partnership managed by Yorktown Partners.

   With Mr. McDonald as its President, CEC adopted a strategy of increasing its natural gas and oil reserves through acquisitions and exploration and development. Mr. McDonald hired a team of professional oil and gas managers and began to develop CEC's Canadian natural gas properties through the acquisition of additional interests in the Carbon Gas Field in Alberta, Canada. Since July, 1998, CEC has completed five transactions resulting in an increase in CEC's proved natural gas and oil reserves in Canada. During 1998 and 1999, CEC management also reviewed and evaluated oil and gas acquisition opportunities in the Rocky Mountain region of the United States.


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   In 1998 and early 1999, CEC, through visits by Mr. McDonald as its
President, approached institutional investors about providing capital to CEC. CEC is a small oil and gas, exploration and development company with most of its assets in Canada and all of its operations in Canada. CEC has a significant portion of its shares owned by its Board of Directors, a relatively small public float of shares and inactive trading in its common stock on the American Stock Exchange. Potential institutional investors in the United States and Canada expressed to Mr. McDonald disinterest in making a capital investment in CEC because of one or more of these attributes. For example, United States investors expressed concern about the size of CEC and the location of its properties in Canada; Canadian investors expressed concern that CEC was small, that trading of its public stock was in the United States, and that most holders were United States persons. Potential investors were also concerned about a lack of liquidity in the shares.

 Purchase of BFC Shares

   In early May, 1999, an employee of CEC contacted an employee of BFC for advice about an unrelated matter and learned that BPC planned to sell the stock of its Denver-based 100% owned subsidiary, BFC. The CEC employee provided this information to Mr. McDonald, and Mr. McDonald contacted an investment banking firm which represented BPC and was conducting the sale of BFC. As part of the process established by BPC, on May 10, 1999, CEC executed a confidentiality letter and received information relating to the oil and gas wells and reserves owned by BFC. In accordance with the schedule established by BPC, CEC submitted an initial non-binding expression of interest in purchasing BFC for a total of $24,500,000 in cash, plus net debt remaining at BFC equal to approximately $6,500,000. BPC advised CEC that several other parties had also submitted proposals and that BPC would conduct a sale process designed to result in a transaction with the most preferred buyer. BPC also informed CEC that parties who would participate in the next phase of the sales process would be notified between May 19 and May 21, 1999, that the potential bidders could participate in due diligence presentations and a review of information in a data room from May 26 to June 9, 1999, and that final binding bids were due on June 21, 1999.

   On May 21, 1999, CEC was notified that it should conduct additional due diligence and on May 27 and 28, 1999, CEC met with management of BFC and reviewed the business and operations of BFC.

   On June 9, 1999, based on the results of due diligence, CEC advised BPC that if BPC would negotiate on an exclusive basis, CEC would be willing to discuss a transaction to acquire BFC in the range of $28,500,000 in cash plus $6,500,000 in net debt remaining with BFC. Based on discussions with Yorktown, the proposal was not subject to a financing contingency. BPC informed CEC that it would not accept CEC's offer to negotiate exclusively and requested that CEC continue to participate in the sale process.

   On June 18, 1999, BPC advised CEC that a final offer for BFC would be due June 28, 1999. On June 28, 1999, CEC submitted an offer to BPC in the amount of $20,000,000 in cash for the assets of BFC plus the assumption of $6,500,000 in net debt outstanding at March 31, 1999.

   BPC informed CEC in early July that BPC had decided to negotiate a stock purchase agreement with another party. In mid-July, CEC inquired as to whether BPC's position had changed and whether BPC would be willing to discuss further CEC's June 28, 1999 offer. BPC indicated that it would consider that offer if CEC would submit for review comments on the form of the stock purchase agreement prepared by BPC and increase the price it was willing to pay for BFC.

   On July 27, 1999, CEC submitted comments on the form of the stock purchase agreement to BPC for review. During the period July 28 to July 30, BPC and CEC conducted additional negotiations relating to the terms of the proposed stock purchase agreement and the price to be paid for the stock of BFC. BPC advised CEC that CEC's June 28 offer would not be sufficient to ensure the purchase of BFC. Based on discussions with the Board of CEC and Yorktown, on July 30, 1999 CEC agreed to increase its offer for BFC to $24,000,000 in cash for the stock of BFC plus $6,500,000 of net debt remaining with BFC. On July 31, 1999, CEC and BPC

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executed a letter of intent proposing to accept CEC's offer to purchase BFC and agreeing to negotiate a definitive stock purchase agreement.

   On August 11, 1999, CEC and BPC signed the BFC stock purchase agreement. CEC issued a press release on August 12, 1999 announcing the execution of that agreement. The press release also described the terms of the financing and overall structure involved in the purchase of the BFC shares.

 Yorktown Financing

   CEC realized prior to making any proposed bid that it needed to obtain external financing for its proposed purchase of BFC. Because of Mr. McDonald's past dealings with Yorktown Partners, Mr. McDonald apprised Yorktown Partners of CEC's interest in BFC at the time of CEC's receiving initial information about BFC, and he requested that Yorktown Partners consider providing financing for the transaction. Prior to contacting Yorktown, Mr. McDonald discussed the proposed acquisition of BFC with Harry A. Trueblood, Jr., a director of CEC and a significant shareholder of CEC. At about the same time as contacting Yorktown Partners, Mr. McDonald also discussed with several directors of CEC the interest of CEC in acquiring BFC and seeking financing from Yorktown Partners. Mr. McDonald did not contact the entire Board prior to talking with Yorktown because he believed that a viable possibility of financing was necessary before discussing the BFC transaction with the entire Board.

   All discussions between Yorktown and CEC were conducted by Mr. McDonald with managers of Yorktown Partners. Mr. McDonald informed Yorktown Partners of significant steps being taken by CEC to acquire BFC. In July, 1999 and early August, 1999, Yorktown Partners indicated that a partnership managed by Yorktown Partners was willing to purchase common stock of CEC or economically equivalent shares for a total of $24,750,000 at $5.50 per share in order to provide equity financing for the purchase of BFC shares.

   Yorktown Partners also stated that it wished to have this investment made through a United States corporation. In late July and August, 1999, advisors of CEC reviewed possible transactions for CEC's acquiring BFC through a United States corporation. They concluded that a merger of CEC into a United States corporation would have materially adverse Canadian income tax consequences for CEC and that the exchange offer now being made was the best form for the transaction. The formation of a new Colorado corporation and the assignment of the BFC stock purchase agreement to the new corporation would allow the investment by Yorktown in a United States corporation, Carbon; the exchange offer would permit CEC shareholders to become shareholders of Carbon; and the exchange offer should be tax-free for shareholders of CEC, except for a small number of shareholders who reside in Canada.

   CEC informed BPC that its financing may require that the purchase of BFC stock be made by a United States corporation. As a result, the parties provided in the BFC stock purchase agreement for the possible assignment of the stock purchase agreement to an entity controlled by CEC or a party providing financing for the purchase of the BFC shares.

   CEC did not seriously consider financing sources other than Yorktown Partners for the BFC purchase. Mr. McDonald and the Board of Directors had confidence in the ability and willingness of Yorktown to provide the financing. Yorktown Partners indicated that it was receptive to the idea of a Rocky Mountain based oil and gas exploration and development company, with both Canadian and United States operations. Mr. McDonald and the Board of Directors believed that having Yorktown Partners as the financing party had a number of advantages, including: Yorktown's willingness to provide the financing in the form of common stock; Yorktown's long-term view of investments in businesses like CEC and BFC; Yorktown Partners' focus on energy companies, with all investments made by entities controlled by Yorktown Partners in these types of companies; Yorktown's track record of successes in these investments; Yorktown's successful dealings in the past with Mr. McDonald; and intangible benefits from association with Yorktown Partners. These intangible benefits include enhancing the reputation of Carbon and CEC in the oil and gas industry, because of Yorktown Partners' past successes in investing in energy companies, and thereby improving Carbon's access to opportunities to acquire oil and gas properties.


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 Board Actions

   The Board of CEC was advised of actions taken by CEC in discussing and negotiating the acquisition of BFC and requesting and obtaining financing from Yorktown Partners.

   On July 22, 1999, the Board of Directors of CEC met at a regularly scheduled Board meeting. Among items discussed at the meeting, Mr. McDonald explained the then current status of the proposed purchase of BFC stock, including the history of the BFC transaction. The Board reviewed the status of a proposed financing of the BFC purchase by Yorktown Partners, including Yorktown Partners' general willingness to go forward with the financing on the basis of acquiring common stock at $5.50 per share and Yorktown Partners' desire for a United States corporation in which to make the equity financing. The Board discussed the nature of BFC's oil and gas properties, including the location of most of BFC's properties in the Rocky Mountain region where the management of CEC has experience and which is geologically similar to properties in the southern part of Alberta, Canada, the fact that BFC has principally natural gas properties as is the case with CEC, BFC's undeveloped acres where additional reserves may be discovered, and opportunities for recompletion or workover of some existing wells of BFC. CEC's Board directed Mr. McDonald to continue discussions with BPC and Yorktown Partners and to report back to the Board as to the results of those discussions.

   On August 11, 1999, CEC conducted a special Board of Directors meeting during which the BFC transaction and the Yorktown financing were discussed and the purchase of BFC was approved. The Board considered the factors described in "--CEC's Reasons For Recommending The Exchange Offer."

   The Board reviewed the valuation of CEC and BFC by Yorktown based on what would be the economic equivalent of paying $5.50 per share of CEC. The Board believed that this price was fair and consistent with valuation of independent oil and gas companies of similar size based on the experience of the Board, the current market price for the stock of CEC and by the Board's view of valuation methods generally used in the industry.

 Exchange Agreement

   On October 14, 1999, Carbon, CEC and Yorktown signed the exchange and financing agreement ("Exchange Agreement"). Under the Exchange Agreement, Yorktown agreed to acquire 4,500,000 shares of Carbon common stock at a purchase price of $24,750,000 in cash, which is $5.50 per share. Carbon agreed to use the proceeds for the purchase of BFC shares under the BFC stock purchase agreement and to add any remaining proceeds to the working capital of Carbon. CEC agreed to assign to Carbon its rights and obligations under the BFC stock purchase agreement for BFC stock, and Carbon agreed to assume the obligations and terms of CEC under the BFC stock purchase agreement. Also, Carbon, CEC and Yorktown agreed that Carbon would make an offer to all holders of shares of CEC to exchange one share of common stock of Carbon for each outstanding share of CEC, subject only to a few conditions. CEC and its Board of Directors approved this exchange offer. The Exchange Agreement also provided for the adoption of a stock option and restricted stock plan of Carbon, employment agreements with Mr. McDonald and Kevin D. Struzeski, Carbon's Treasurer and Chief Financial Officer.

   The Exchange Agreement further contained provisions regarding the composition of Board of Directors of Carbon. These provisions are described under "--Description of Exchange Agreement" below.

 BFC Closing

   On October 28, 1999, CEC assigned the BFC stock purchase agreement to Carbon. On October 29, 1999, Carbon completed the purchase of BFC for $23,581,000 in cash.


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CEC's Reasons For Recommending The Exchange Offer

   CEC's Board of Directors believe that the terms of the exchange offer are fair to and in the best interests of CEC and its shareholders. In reaching its conclusion to approve the BFC stock purchase agreement, the exchange and financing agreement and the exchange offer, CEC's Board consulted with management, as well as its legal and accounting advisors, and considered the following factors:

  . The acquisition of BFC and the exchange offer would result in Carbon being led by the existing management team which has a strong track record in the oil and gas industry. The Board of Directors of CEC believes that the management is a significant component for the future success of Carbon.

  . The structure of the transaction with CEC's current shareholders having the opportunity to participate in the future value of both BFC and CEC as part of Carbon by accepting the exchange offer.

  . Reasons for the acquisition of BFC, including potential growth, the nature of BFC's properties and cost savings that may be realized in the operation of BFC by Carbon. CEC is currently a small independent oil and gas company, with operations in Canada, United States shareholders and limited access to outside capital.

  . The terms of the BFC stock purchase agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

  .  United States and Canadian tax consequences of the transaction.

  . The requirement of Yorktown that its equity financing be made through a United States corporation.

  . The valuation of CEC involved in the equity financing made by Yorktown; alternatives to Yorktown's proposal that had been considered or sought in the past; a previous search by CEC for a business combination, which was conducted prior to Patrick R. McDonald's becoming a significant shareholder, and resulted in no offers.

  .  Valuation methods applicable to CEC and BFC, including:

  (1)The value of the discounted future net revenues of the estimated oil and gas reserves after deduction of royalties, production taxes, operating expenses and capital costs, but before general and administrative expenses;

  (2) values based on multiples of EBITDA (earnings before interest, taxes and depreciation, depletion and amortization); and

     (3) public stock market values for oil and gas exploration and production companies.

  . Current financial market conditions, historical market prices since 1996, volatility and trading information with respect to CEC's common stock. CEC's stock has been inactively traded since CEC became a publicly-held corporation, resulting in illiquid shares. Securities analysts have not followed the common stock of CEC.

  . The likelihood of continuing consolidation in the energy industry and increased competition from larger, well-financed companies.

  . The reports from CEC's management as to the results of its due diligence investigation of BFC and its business.

   The foregoing discussion of the information and factors considered by CEC's Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by CEC's Board. In reaching its determination to approve the stock purchase agreement, the exchange and financing agreement and the exchange offer, the CEC Board concluded that the potential benefits of the purchase of BFC stock and exchange offer outweighed the potential risks, but did not, in view of the wide variety of information and factors considered, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Although directors, executive officers and other personnel of CEC have interests in the exchange offer, as described under "Interests of Certain Persons in the Exchange Offer," CEC's Board did not consider the potential benefits to be received by these individuals as a factor in reaching its decision to approve the BFC stock purchase agreement, the Exchange Agreement and the exchange offer.

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Valuation of CEC and BFC

   Before approving the purchase of BFC and the exchange offer, the Board of Directors of CEC reviewed valuations of CEC and BFC. The Board decided not to engage an investment banker for a fairness opinion regarding the equity financing proposed by Yorktown Partners because of the expense and because of the experience of CEC's directors in the valuation of oil and gas properties, the valuation of oil and gas exploration and production companies and the buying and selling of oil and gas companies. The Board of Directors considered three valuation methods in regard to CEC and BFC.

   The first method concerned the value of discounted future net revenues of the estimated oil and gas reserves after deduction of royalties, production taxes, operating expenses and capital costs, but before general and administrative expenses. The Board knew the discounted future net revenue of CEC's estimated reserves as publicly reported and as set forth in "Information About CEC--Properties" as of November 30, 1998. The Board also knew an estimate of CEC's discounted future net revenues as of November 30, 1998, and from significant acquisitions after that date, prepared for internal use by an independent engineering firm using expected future oil and gas prices and expected operating expenses and capital costs. The Board discussed the discounted future net revenue of BFC's estimated reserves, including the amount publicly reported and set forth in "Information About Carbon-- Properties" as of December 31, 1998 and the estimate by CEC's management of BFC's future net revenues using expected future oil and gas prices, operating expenses and capital costs and including estimates of reserves which had been established by BFC through exploration and production activities conducted in the first two quarters of 1999.

   Second, CEC's Board of Directors was aware of multiples of EBITDA as another method commonly used in valuing oil and gas businesses, but did not discuss multiples used in specific comparable transactions. Third, in regard to public market prices, the price of $5.50 per share offered by Yorktown was a premium of 26% over the market price for CEC common stock on August 11, 1999, the date prior to announcing the proposed BFC acquisition. Further, the Board recognized that Yorktown's investment in Carbon or CEC had other benefits, as described above under "Background of the Exchange Offer/Exchange Agreement."

Our Reasons For The Exchange Offer

   As part of the Exchange Agreement in which Carbon obtained the right to purchase BFC stock from CEC, Carbon agreed to make the exchange offer. In approving the Exchange Agreement and the making of the exchange offer, Carbon's Board of Directors concluded that the purchase of the BFC stock and the acquisition of control of CEC pursuant to the exchange offer would result in Carbon being a more significant independent oil and gas company and having a management team with a strong track record in the oil and gas industry.

Intentions Of The Directors And Officers Of CEC

   The directors and executive officers of CEC who own, in the aggregate, 580,346 shares of outstanding CEC common stock, representing approximately 38.1% of CEC's outstanding shares, have stated they intend to accept our offer.

Interests Of Certain Persons In The Exchange Offer

   In considering whether to accept the exchange offer, you should be aware of the interests various executive officers and a director of CEC may have in the exchange offer. In this regard, you should consider, among other things, the employment agreements, stock options, restricted stock grants and bonuses described below.

   In October, 1999, Patrick R. McDonald and Carbon entered into a three-year employment agreement, which provides for Mr. McDonald to be the President and Chief Executive Officer of Carbon at a base salary of not less than US$200,000 per year, to be adjusted on each July 1 for cost of living increases in the U.S. consumer price index. Carbon is to provide Mr. McDonald benefits that he currently receives as an executive of CEC, and is to maintain for his benefit a life insurance policy in the amount of $1 million and a disability insurance policy

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with terms mutually agreeable to us and Mr. McDonald. According to the employment agreement, Carbon is also to nominate and endorse Mr. McDonald as a director on Carbon's Board of Directors so long as he is an officer of Carbon.

   Either Carbon or Mr. McDonald may terminate the agreement if there is a change in control of Carbon. A change in control includes (1) the acquisition by a third party or a group of 50% or more of the combined voting power for election of Carbon's directors (excluding those owned by Yorktown or entities controlled by Yorktown), or (2) the acquisition of Carbon by merger after which Carbon shareholders do not own more than 2/3 of the outstanding voting securities of the surviving corporation in substantially the same proportion as they owned Carbon prior to the merger, or any sale or exchange or other disposition of all or substantially all of our assets, (3) or the sale or other disposition of more than 50% in fair market value of our assets other than in the ordinary course of business, whether in a single transaction or related transactions, or (4) there is a change in more than a majority of our Board of Directors as a result of a proxy contest waged by a third party unaffiliated with the officer who is the party to the employment agreement and not endorsed by that officer. In the event of a change in control not supported by a majority of our then-existing Board of Directors, Mr. McDonald is to be paid 400% of his compensation upon termination of the employment agreement. In the event of a change in control supported by our then-existing Board of Directors, Mr. McDonald is to be paid 300% of his compensation upon termination of the employment agreement by us or 200% of his compensation upon termination of his employment by him. For this purpose, the term compensation means the average of Mr. McDonald's annual base salary and incentive compensation for the three years prior to the termination date (or such lesser period as he has been employed), taking his base salary and incentive compensation into account at their full annualized rates for any partial year or years. In addition, upon a change in control, any restrictions on outstanding incentive awards (including restricted stock and performance shares) granted to Mr. McDonald will lapse and such incentive awards will become 100% vested. Further, in the event of a change in control, any stock options and stock appreciation rights held by Mr. McDonald will become immediately exercisable and 100% vested.

   If Mr. McDonald's employment is terminated by us for any reason other than "cause" (as defined below) or upon the death or disability of Mr. McDonald or if Mr. McDonald terminates his employment because of a material breach of the employment agreement by Carbon or because of a change in the position of Mr. McDonald with Carbon, then Mr. McDonald is to be paid a lump sum payment equal to 300% of his compensation as defined above. Also, in that event, all his options and restricted stock become 100% vested. "Cause" means (1) repeated refusal to obey written directions of our Board or a superior officer, (2) repeated acts of substance abuse which are materially injurious to Carbon, (3) fraud or dishonesty which is materially injurious to Carbon, (4) breach of any material obligation of nondisclosure or confidentiality owed to Carbon, (5) commission of a criminal offense involving our money or property, or (6) commission of a criminal offense that constitutes a felony.

   If a payment to Mr. McDonald is subject to an excise tax under the Internal Revenue Code, we will pay to Mr. McDonald an additional amount to cover the excise tax on an after-tax basis.

   As required by his employment agreement, Carbon has granted under its 1999 stock option plan to Mr. McDonald an option to acquire 70,000 shares of our common stock at $5.50 per share. Carbon has also granted to Mr. McDonald 30,000 shares of restricted common stock under its 1999 restricted stock plan. The shares subject to the option and the restricted stock vest over three years, with one-third of the stock vested on October 14, 2000 (which is one year from the date of grant) and one-third of the stock vested on each of the second and third anniversaries of the date of grant.

   In October, 1999, we entered into a two-year employment agreement with Mr. Struzeski, which provides for Mr. Struzeski to be the Chief Financial Officer of Carbon at a base salary of US$100,000 per year, together with all benefits offered by us to our employees generally. The employment agreement with Mr. Struzeski provides that either Carbon or Mr. Struzeski may terminate the contract if there is a change in control of Carbon. Change in control is defined in the same manner under this contract as our employment agreement with Mr. McDonald. In the event of a change in control not supported by a majority of our then-existing Board of

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Directors, Mr. Struzeski is to be paid 300% of his compensation upon termination of the employment agreement. In the event of a change in control supported by our then-existing Board of Directors, Mr. Struzeski is to be paid 200% of his compensation upon termination of his employment agreement by us or 100% of his compensation upon termination of his employment by him. For this purpose, compensation means the average of Mr. Struzeski's annual base salary and incentive compensation for the two years prior to the date of termination, (or, if he has been employed for less than two years, such lesser number of calendar years during any part of which he has been employed, with his base salary and incentive compensation taken into account at their full annualized rates for any partial year or years), prorated to be a monthly amount and multiplied by the remaining months of the term of his agreement (but not less than 12 months). Also, in the event of a change in control, the restrictions on any outstanding incentive awards (including restricted stock and performance shares) granted to Mr. Struzeski will lapse and such awards and all stock options and stock appreciation rights granted to him will become immediately exercisable and will become 100% vested.

   If Mr. Struzeski's employment is terminated by us for any reason other than "cause" (defined the same as in Mr. McDonald's employment agreement) or upon the death or disability of Mr. Struzeski or if Mr. Struzeski terminates his employment because of a change in the position of Mr. Struzeski with Carbon, Carbon is pay Mr. Struzeski an amount equal to his compensation (pro rated on a monthly basis) multiplied by the remaining months of his employment agreement. Also, in that event, all his options and restricted stock become 100% vested.

   Carbon has also granted to Mr. Struzeski an option to acquire 25,000 shares of common stock at $5.50 per share under its 1999 stock option plan and 10,000 shares of restricted common stock under its 1999 restricted stock plan. The shares subject to the options and the restricted stock vest over three years, with one-third of the stock vested on October 14, 2000 (which is one year from the date of grant) and one-third of the stock vested on each of the second and third anniversaries of the date of grant.

   Messrs. McDonald and Struzeski negotiated with Yorktown for their employment agreements with Carbon and for their stock options and restricted stock grants from Carbon, and each of these items was approved by Carbon's full Board. The discussions with Yorktown on these items were held after CEC had entered into the agreement with BFC for the purchase of BFC shares and after Yorktown had stated the general terms for its investing in Carbon common stock. The employment agreements are similar to agreements existing with CEC, except that Mr. McDonald receives a base annual salary of $200,000 from Carbon (compared to $120,000 which he has received from CEC) and Mr. Struzeski receives a base salary of $100,000 from Carbon (compared to $75,000 from CEC). Messrs. McDonald and Struzeski also participate in a group life insurance program and a disability program for all employees of Carbon and BFC, which were not available from CEC.

   In recognition of Mr. McDonald's role in the purchase of BFC by Carbon and the exchange offer, the Board of Directors of CEC paid in October, 1999 to Mr. McDonald a bonus of $200,000 Canadian (approximately $134,000 U.S.). Similarly, Mr. Struzeski was paid a bonus of $30,000 Canadian (approximately $20,000 U.S.).

Description of Exchange Agreement

   Under the Exchange Agreement, Yorktown agreed to acquire 4,500,000 shares of Carbon common stock at a purchase price of $24,750,000 in cash, or $5.50 per share. Carbon agreed to use these proceeds for the purchase of BFC shares under the BFC stock purchase agreement with any remaining proceeds to be added to its working capital. CEC agreed to assign to Carbon its rights and obligations under the BFC stock purchase agreement and Carbon agreed to assume those rights and obligations. Carbon, CEC and Yorktown agreed that Carbon would make the exchange offer to all CEC shareholders. CEC agreed that its Board would recommend acceptance of the exchange offer. The Exchange Agreement also provided for the adoption of our 1999 stock option plan and our 1999 restricted stock plan, and employment agreements with Mr. McDonald and Mr. Struzeski.

   Carbon, CEC and Yorktown agreed that the Board of Directors of Carbon would consist of five directors. Carbon, CEC and Yorktown agreed that the five directors initially would be David H. Kennedy, a person who passed away and was replaced by Cortlandt S. Dietler, Bryan H. Lawrence, Peter
A. Leidel and Patrick R. McDonald. Upon completion of the exchange offer, if Harry A. Trueblood, Jr. accepts the exchange offer for all CEC common stock owned beneficially by him, the number of Carbon directors will be six and Mr. Trueblood will be the sixth director. As long as Yorktown beneficially owns shares with 50% or more of the outstanding votes in the election of directors of Carbon, Yorktown has the right to designate for nomination two directors. If Yorktown owns beneficially shares with 25% or more but less than 50% of the outstanding votes in the election of directors of Carbon, then Yorktown has the right to designate for nomination one director. Yorktown has no right to designate directors for nomination under the Exchange Agreement if Yorktown owns beneficially shares with less than 25% of the outstanding votes in the election of directors of Carbon. So long as Mr. McDonald is an officer of Carbon, he is to be designated for nomination as a director of Carbon.

   Under the Exchange Agreement, a nominating committee of our Board was established. The nominating committee consists of one Yorktown designated director, Mr. McDonald so long as he is a director of Carbon, and two independent directors. The nominating committee is responsible for determining nominees for the positions of directors of Carbon or persons to be elected by the Board of Directors or shareholders of Carbon to fill any vacancy in the Board of Directors. The nominating committee is required to nominate for director each Yorktown director which Yorktown has the right to designate and has designated. The nominating committee is required to nominate Mr. McDonald if he is entitled to be nominated. The nominating committee will then nominate the remaining directors; at least two of the persons nominated will be independent directors. If the size of the Board is changed and there are not sufficient positions for the election of two independent directors after taking into account the directors designated by Yorktown and Mr. McDonald, then the nominating committee is not required to nominate two independent directors. If there is a vacancy in the position relating to a Yorktown director, the remaining Yorktown director has the right to designate any replacement to fill the vacancy. The nominating committee has the right to designate any replacement to fill any other vacancy. The Exchange Agreement requires that any change in the size or composition of the Board of Directors or the nominating committee be approved by a supermajority vote of the Board consisting of a majority of the entire Board which includes a majority of all Yorktown directors and at least one independent director. Yorktown and Mr. McDonald agreed to take such actions as shareholders of Carbon as necessary to effectuate the election of directors nominated pursuant to the foregoing provisions. The provisions relating to election of directors cease to be effective on October 29, 2009 or, if earlier, when Yorktown owns beneficially shares with less than 25% of the outstanding votes in the election of directors and Mr. McDonald is no longer an officer of Carbon.

   We agreed to grant under our stock option plan substitute options for each option outstanding under the CEC stock option plan. Any option granted by us in substitution for an option granted under the CEC stock option plan will provide that it is being granted in full satisfaction of, and in substitution for, any and all options for CEC stock previously granted under the CEC stock option plan. The material terms and conditions will be the same as those relating to the specific options granted under the terms of CEC stock option plan.

Expiration Date

   You have until 5:00 p.m., New York City time, on February 17, 2000 to accept our offer, unless extended. At that time, our offer will expire. If we extend the expiration date, we will publicly announce the extension as soon as practicable after we make the extension, and in any event no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make a public announcement, we will not have any obligation to publish or communicate the public announcement other than by making a release to the Dow Jones News Services.

Exchange Of CEC Stock For Carbon Common Stock

   If you deliver a properly completed and executed letter of transmittal, which you received along with this prospectus, and stock certificates representing your shares of CEC common stock prior to the expiration date to the exchange agent at its address, then you will have accepted the exchange offer as to the number of shares reflected on the stock certificates delivered. Alternatively, you may comply with the procedures for book-entry transfer or guaranteed delivery described below.

   Except as provided below, all signatures on a letter of transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal (each such institution is referred to in this prospectus as an "eligible institution"). Signatures on a letter of transmittal need not be guaranteed if:

  . the letter of transmittal is signed by the registered holder of the shares of the CEC common stock tendered therewith and the registered holder has not completed the box entitled "Special Exchange
     Instructions" on the letter of transmittal, or

  . the shares of the CEC common stock tendered therewith are for the account of an eligible institution.

   You must choose how to deliver the letter of transmittal, stock certificates and other necessary documents to the exchange agent, and you bear the risk of how you make this delivery. We recommend that you use an overnight or hand delivery service rather than a mail service. In all cases, you should allow sufficient time to assure timely delivery. You should send the letter of transmittal, stock certificates and other necessary documents to the exchange agent at the address provided in this prospectus and the letter of transmittal.

   If you want us to issue the Carbon common stock in a name other than the name in which your CEC stock certificates are registered, you must properly endorse or otherwise place in proper form for transfer your stock certificates so surrendered. The person requesting this exchange must pay to Carbon or the exchange agent any applicable transfer or other taxes required due to the issuance of this certificate. If your CEC certificates are registered in the name of your broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your shares, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If your stock certificates are registered in the name of the registered holder and you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering the letter of transmittal, stock certificates, and other necessary documents, either arrange to register your shares in your name or obtain a properly completed stock power from the registered holder.

   If the letter of transmittal is signed by a person other than the registered holder of any of the CEC common stock listed therein, the stock certificates reflecting ownership of this CEC common stock must be endorsed or accompanied by appropriate stock powers that authorize this person to tender the CEC common stock on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on these stock certificates.

   If the letter of transmittal, any stock certificates representing the CEC common stock tendered, or any stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless waived by us, submit with the letter of transmittal evidence satisfactory to us of their authority to so act.

   After the expiration date the exchange agent will send us written notice of the amount of the outstanding CEC common stock validly tendered in the exchange offer. Promptly after we receive this notice, if all the conditions to the offer are satisfied or waived, then we will exchange each validly tendered share of CEC common stock for shares of Carbon common stock at the exchange rate described above. We then will deliver by registered mail Carbon common stock representing the CEC common stock that has been tendered.

   All questions as to the validity, form, eligibility, acceptance and withdrawal of the tendered shares of the CEC common stock will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all shares of the CEC common stock not properly tendered or any shares of the CEC common stock our acceptance of which would, in the opinion of our counsel, be unlawful. We reserve the absolute right to waive any irregularities or conditions of tenders as to particular shares of the CEC common stock. Unless waived by us, any defects or irregularities in connection with tenders of shares of the CEC common stock must be cured within the time we determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of shares of the CEC common stock or withdrawal of shares nor shall any of them incur any liability for failure to give any notification. Tenders of shares of the CEC common stock will not be deemed to have been made until such defects or irregularities have been cured or waived. As soon as practicable following the expiration date, the exchange agent will return without cost any stock certificates representing the CEC common stock that were not properly tendered and as to which defects or irregularities have not been cured or waived to the tendering holder of these stock certificates, unless otherwise provided in the letter of transmittal. In the case of shares delivered by book-entry transfer within Depository Trust Company ("DTC"), CEC shares which are properly tendered will be credited to the account of the exchange agent in DTC.

   If any of the stock certificates representing your CEC common stock have been mutilated, lost, stolen or destroyed, you should contact the exchange agent at the address below for further instruction.

Book-Entry Transfer Procedures

   The exchange agent will establish a new account or utilize an existing account with respect to the CEC common stock at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC's system may make book-entry delivery of the CEC common stock by causing DTC to transfer these outstanding shares into the exchange agent's account in accordance with DTC's procedures for transfer. However, the exchange for the CEC common stock so tendered will only be made after timely confirmation of the book-entry transfer of the shares into the exchange agent's account, and timely receipt of an agent's message and all other documents required by the letter of transmittal. The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgement from a participant in DTC tendering outstanding securities that are the subject of the book-entry confirmation stating:

  .the number of shares of CEC common stock that have been tendered by such participant,

  .that such participant has received and agrees to be bound by the terms of the letter of transmittal, and

  .that we may enforce such agreement against the participant.

   Although delivery of outstanding securities may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completed and validly executed, with any required signature guarantees, or an agent's message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below before 5:00 p.m. New York City time, on the expiration date or the guaranteed delivery procedure described below must be properly utilized.

   Delivery of documents to DTC in accordance with this procedure does not constitute delivery to the exchange agent.

Exchange Agent

   Harris Trust and Savings Bank has been appointed as exchange agent of the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery (see below) should be directed to the exchange agent addressed as follows:

By Registered or
Certified Mail:

                           By Hand Delivery:

                                                      By Overnight Delivery:

Harris Trust and Savings   Harris Trust and Savings   Harris Trust and Savings
Bank                       Bank                       Bank
Wall Street Station        Receive Window             Receive Window
P.O. Box 1023              Wall Street Plaza          Wall Street Plaza
New York, NY 10268-1023    88 Pine Street, 19th       88 Pine Street, 19th
                           Floor                      Floor
                           New York, NY 10005         New York, NY 10005

Guaranteed Delivery Procedures

   CEC's shareholders who wish to tender their shares of the CEC common stock and whose stock certificates representing the CEC common stock are not immediately available or who cannot deliver the letter of transmittal, their stock certificates, or any other required documents to the exchange agent prior to the expiration date or who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

  .  the tender is made through an eligible institution, and

  . prior to the expiration date, the exchange agent receives from this eligible institution a properly completed and duly executed notice of guaranteed delivery, which you received along with this prospectus, that sets forth the name and address of the holder of the CEC common stock, the certificate number or numbers of the CEC common stock, and the number of shares of the CEC common stock tendered thereby, and

  .  states that the tender is being made thereby, and

  . guarantees that, within three business days after the expiration date, the letter of transmittal, the stock certificates representing the CEC common stock to be tendered in proper form for transfer or confirmation of book-entry transfer of the CEC common stock to be tendered into the exchange agent's account at DTC, and any other necessary documents will be deposited by the eligible institution with the exchange agent, and

  . a properly completed and executed letter of transmittal, together with the stock certificates representing all the tendered CEC common stock in proper form for transfer or confirmation of book-entry transfer of the CEC common stock to be tendered into the exchange agent's account at DTC, and all other necessary documents are received by the exchange agent within three business days after the expiration date.

Condition To The Exchange

   We will be under no obligation to accept shares of CEC common stock tendered if prior to the expiration date any court or other governmental entity shall have issued an order restraining, enjoining or otherwise prohibiting consummation of the exchange offer.

Termination Of The Exchange Offer

   Our exchange offer, as well as the Exchange Agreement may be terminated at any time prior to the expiration date by any party if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by the Exchange Agreement.

If the exchange offer is terminated without our acceptance of any shares of the CEC common stock tendered, we will promptly return all shares tendered to the appropriate CEC shareholders.

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

Withdrawal Rights

   You may withdraw tenders of your shares of the CEC common stock at any time before the exchange offer expires. If you change your mind again, you may retender your shares of the CEC common stock by following the exchange offer procedures again prior to the expiration of the exchange offer.

   For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth in the section of this prospectus titled "--The Exchange Agent." The notice of withdrawal must:

  . specify the name of the person having tendered the shares of the CEC common stock to be withdrawn,

  . identify the number of shares of the CEC common stock to be withdrawn, and

  . specify the name in which physical share certificates representing the CEC common stock are registered, if different from that of the withdrawing holder.

   If certificates for the CEC common stock have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

   Any shares of the CEC common stock withdrawn will be deemed not to have been validly tendered for exchange for purposes of our offer. Any shares which have been tendered for exchange but which are not exchanged for any reason will be promptly returned to the holder who tendered the shares. Properly withdrawn shares may be retendered by following one of the procedures described in this prospectus and the letter of transmittal.

   Except as otherwise provided above, any tender of shares of the CEC common stock made under the exchange offer is irrevocable.

Fees And Expenses

   We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and the officers and regular employees of our affiliates.

   We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable out-of-pocket expenses in connection therewith.

   We will pay the cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be approximately $300,000. Such expenses include registration fees, fees and expenses of the exchange agent for our offer and, accounting and legal fees and printing costs, among others.

   We will pay all transfer taxes, if any, applicable to the exchange of Carbon common stock for the CEC common stock in the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of Carbon common stock for CEC common stock in the exchange offer, then the amount of any transfer taxes will be payable by the tendering shareholder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the CEC stockholder.

Regulatory Matters

   We believe that the exchange offer may be made without notification being given or information being furnished to the Federal Trade Commission or the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and that no waiting period requirements under the Hart-Scott-Rodino Act are applicable to our offer.

Accounting Treatment

   For accounting purposes, neither Carbon nor CEC will recognize a gain or loss as a result of the exchange offer. The exchange offer of Carbon shares for CEC shares will be, and the purchase of BFC by Carbon has been, accounted for by Carbon as a purchase in accordance with generally accepted accounting principles. The purchase method requires that the cost of the acquisition (i.e., cash, stock and net liabilities assumed), plus deferred taxes related thereto, be allocated among the assets and liabilities acquired based upon their fair value. The preliminary allocation of the purchase prices to the assets of BFC and CEC does not result in any excess of the purchase prices over the fair market value of the assets acquired. The assets and liabilities and results of operations of CEC will be consolidated into the assets and liabilities and results of operations of Carbon after consummation of the exchange offer.

Possible Effects of the Exchange Offer

   The exchange of shares of CEC common stock in the exchange offer will reduce the number of holders of CEC common stock and the number of shares of CEC common stock that might otherwise trade publicly. Depending on the number of shares of CEC common stock exchanged, the liquidity and market value of the remaining shares of CEC common stock could be adversely affected. CEC's common stock is listed on the AMEX. Depending on the number of shares of CEC common stock exchanged pursuant to the exchange offer, the CEC common stock may no longer meet the requirements of the AMEX for continued listing. Currently, AMEX will normally consider suspending trading in shares of an issuer when any one or more of the following conditions exist:

  . the number of shares publicly held exclusive of holdings of officers, directors and controlling shareholders such as Yorktown (or other family or concentrated holdings) is less than 200,000; or

   .  the total number of public shareholders is less than 300; or

   .  the aggregate market value of shares publicly held is less than
$1,000,000

Either the AMEX or CEC may initiate the delisting process if any one of the above-listed conditions exists after completion of the exchange offer. In applying the criteria for delisting to CEC, CEC will have less than 200,000 shares publicly held if holders with 87% of the outstanding common stock of CEC accept the exchange offer, and CEC will have less than 300 public holders if approximately 30% of the estimated number of public shareholders accept the exchange offer. We currently believe that CEC common stock will likely be delisted from the AMEX after completion of the exchange offer.

   If the shares of CEC common stock are delisted from the AMEX, the market for such shares could be adversely affected. It is possible that such shares might not be traded on other public securities exchanges. The extent of any public market for the shares of CEC common stock would, however, depend upon the number of holders and/or the aggregate market value of such shares remaining at that time, the interest in maintaining a market in such shares on the part of securities firms and the possible termination of registration of CEC common stock under the Exchange Act. The trading in CEC common stock prior to the exchange offer was thin and inactive; it can be expected that there will be no public market for CEC common stock after the exchange offer.

   CEC's common stock is currently registered under the Exchange Act. Such registration may be terminated by CEC upon application to the SEC if the outstanding shares of CEC common stock are not listed upon a national securities exchange and if there are fewer than 300 holders of record of such shares. Termination of registration of the CEC common stock under the Exchange Act would reduce the information required to be furnished by CEC to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement pursuant to Section 14(a), no longer applicable to such shares.

   Upon completion of the exchange offer, if CEC becomes a majority-owned subsidiary, Carbon will have the ability to elect all directors of CEC and may decrease the size of the Board of Directors as well as change the persons who are directors of CEC. However, Carbon has not made any decision in regard to the composition of the Board of Directors of CEC after the exchange offer.

Second Step Merger

   After the exchange, it is possible that we may merge CEC with a wholly-owned Canadian subsidiary of Carbon. In such a merger, shareholders of CEC may receive cash, shares of our stock, other securities or a combination of some or all of the foregoing. Whether we decide to proceed with a merger depends upon a number of factors which cannot be ascertained at the present time. These factors include the number of shares which are tendered in our offer, the relative attractiveness of completing the merger compared to investing our resources in other investments, the availability of financing to fund the cash portion of the consideration required to effect the merger, and the U.S. and Canadian tax consequences of the merger. The more CEC shares tendered in the exchange offer, the more likely it is that we will effect the merger as less cash will be required to pay for the remaining shares. The merger will have no effect on CEC shareholders who accept our current exchange offer. It will affect, however, CEC shareholders who do not accept our offer. If we proceed with a merger, we may give those shareholders cash for their shares of CEC common stock.

   We do not currently intend to engage in a second step merger. If we eventually decide to merge CEC with a wholly-owned Canadian subsidiary of Carbon, we will not engage in such a transaction without informing, and receiving approval from, our tax counsel, so that there will be no adverse tax effects on persons who accept the exchange offer.

   For a U.S. Shareholder (as defined in "United States Federal Income Tax Consequences--Scope and Limitation Advice") whose CEC common stock is not exchanged under the exchange offer and is disposed of in connection with a second step merger, the United States federal income tax consequences would depend on the circumstances of the second step merger including, without limitation, the consideration received by such U.S. Shareholder in the second step merger.

   For a Canadian Holder (as defined in "Canadian Federal Tax Consequences-- Holders Resident in Canada") whose CEC common stock is not exchanged under the exchange offer and is disposed of in connection with a second step merger, the consequences under the Canadian Tax Act would depend on the circumstances of the second step merger including, without limitation, the consideration received by such Canadian Holder in the second step merger.

   However, it is possible that both a U.S. Shareholder and a Canadian Holder will have a taxable event as a result of a second step merger. For example, this would be the case if cash were to be paid in the second step merger.

   CEC's shareholders will be entitled to dissenters' rights in connection with any such merger.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Scope and Limitation Advice

   In the opinion of Holland & Hart, LLP, tax counsel to CEC, the following are the material United States federal income tax considerations arising from and relating to the exchange of CEC common stock for Carbon common stock that are generally applicable to you if you are a "U.S. Shareholder" and, in some cases, if you are a "non-U.S. Shareholder." You are a U.S. Shareholder if you are a United States citizen or resident, domestic corporation, domestic partnership, estate subject to United States federal income tax on its income regardless of source, or trust, but only if a court within the United States is able to exercise primary supervision over the

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

   In October 1999, Yorktown purchased an aggregate of 4,500,000 shares of our common stock for $24,750,000 in cash. Also, each of our two independent directors has purchased shares from us. In October, 1999, Mr. Kennedy purchased 10,000 shares from us at a cash price of $5.50 per share, and in January, 2000, Mr. Dietler purchased 10,000 shares from us at a cash price of $5.50 per share.

   On June 30, 1998, CEC entered into a three-year employment contract with Mr. McDonald, effective as of July 1, 1998, which provides for a base salary of U.S. $120,000 per year along with other usual benefits such as medical and dental coverage and industry-related dues and subscriptions. The employment contract with Mr. McDonald provides for the ability of either CEC or Mr. McDonald to terminate the contract if there is a change in control of CEC. Change in control includes (1) the acquisition by a party of 50% or more of the combined voting power of CEC's outstanding shares within a 12-month period, or (2) the acquisition of CEC by merger, sale or purchase of assets, liquidation or other means as a result of which existing stockholders of CEC own less than 50.1% of the surviving entity, or (3) there is a change in more than a majority of the Company's Board of Directors as a result of a transaction or proxy contest with a third party unaffiliated with Mr. McDonald and not endorsed by Mr. McDonald. In the event of a change in control not supported by a majority of CEC's then existing Board of Directors, Mr. McDonald is to be paid 400% of his "Compensation" upon termination of the employment agreement. In the event of a change in control supported by the then existing Board of CEC, Mr. McDonald is to be paid 200% of his "Compensation" upon termination of the employment agreement. For this purpose, the term "Compensation" means the average of Mr. McDonald's annual base pay salary and bonus for two years prior to the termination date (or such lesser period of employment), prorated to be a monthly amount, multiplied by the remaining months during the term of employment contract (or multiplied by 12 if the initial term has expired). In addition, any incentive awards become 100% vested upon the occurrence of a change in control. Mr. McDonald's employment agreement also provides for a severance payment upon termination by CEC of his employment for any reason other than for cause or if Mr. McDonald voluntarily terminates employment following a change in position that is not comparable to his current position. In that event, the severance payment is an amount equal to his Compensation (prorated to a monthly basis) multiplied by the remaining months of the agreement but in any event no less than 12 months. As part of the compensation stated in his employment contract, Mr. McDonald was granted options to acquire 78,000 shares of CEC's common stock.

   Kevin Struzeski is an executive officer of Carbon and has been also the Chief Financial Officer of CEC. When Mr. Struzeski joined CEC in November, 1998, he entered into a two-year employment contract with CEC. His agreement provides for an annual base salary of $75,000 per year along with medical, dental and other benefits available to other employees. His employment agreement provides for the ability of either CEC or Mr. Struzeski to terminate the agreement if there is a change in control of CEC. A change in control is defined in the same manner as in the employment agreement of Mr. McDonald as described above, except there is no reference to Mr. McDonald. In the event of a change in control not supported by a majority of CEC's then existing Board of Directors, Mr. Struzeski is to be paid 300% of his "Compensation" upon termination of the employment agreement. In the event of a change in control supported by the then existing Board of CEC, Mr. Struzeski is to be paid 200% of his "Compensation" upon termination of the employment agreement. Compensation is also defined in the same manner as in Mr. McDonald's employment agreement. In addition, any incentive awards become 100% vested upon occurrence of a change in control. The employment agreement requires a severance payment upon termination of Mr. Struzeski's employment by CEC for any reason other than for cause or if Mr. Struzeski voluntarily terminates following a change in position in CEC. The severance payment is an amount equal to the Compensation multiplied by the remaining months of the agreement but in no event less than six months. As part of the compensation stated in the employment agreement, Mr. Struzeski was also granted options to acquire 20,000 shares of CEC common stock.

   Harry A. Trueblood, Jr. is a proposed director of Carbon, is a director and more than 10% shareholder of CEC, previously served as President of CEC, and is a director, executive officer and more than 10% shareholder of Columbus Energy Corp. ("Columbus"). CEC entered into a written agreement in 1995 with Columbus to

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provide management services until new management was retained, either by merger, acquisition or direct employment. CEC paid no direct cash compensation to the officers of Columbus for the period that they served as officers of CEC. CEC was charged by Columbus on a monthly basis for the specific time each Columbus officer or employee devoted to the Company. As a result of Mr. McDonald's investment in CEC in July, 1998, and the election of new executive officers in fiscal 1998, the management agreement with Columbus was terminated in March, 1999. CEC paid to Columbus the following amounts for providing management services pursuant to the management agreement: $296,000 in 1996, $255,000 in 1997, and $218,000 in 1998.

                        DESCRIPTION OF OUR CAPITAL STOCK

   Our authorized capital stock consists of 20,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Carbon, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the exchange offer will be, fully paid and nonassessable.

   A quorum for purposes of a meeting of shareholders consists of a majority of the shares entitled to vote at the meeting. After a quorum has been established, a matter is approved by the shareholders if votes cast favoring the matter exceed the votes cast against the matter. Directors are elected by a plurality vote, with the nominees having the highest number of votes cast in favor of their election being elected to the Board of Directors. As a result, a majority of the outstanding shares has the ability to elect all of our directors.

   Under Colorado law, the affirmative vote of a majority of the shares entitled to vote is required to approve:

  . A sale, lease, exchange or other disposition of all or substantially all of our property and assets, with or without our good will, other than in the usual and regular course of our business.

  . A plan of merger of Carbon with or into another entity, or a share exchange for which shareholder approval is required.

  .  Dissolution of Carbon.

   At December 31, 1999, there were 4,550,000 shares of our common stock outstanding.

Preferred Stock

   The Board of Directors has the authority, without further vote or action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Carbon. There are no shares of preferred stock issued, and we have no present plans to issue any shares of preferred stock.

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